July 2, 2008

MAIL STOP 3561

via U.S. mail and facsimile

Ilia Lekach, Chief Executive Officer
Adrenalina
20855 NE 16th Avenue, Suite #C-16
Miami, Florida 33179

Re: Adrenalina
        Form SB-2, Amendment 1, filed June 6, 2008
        File Number 333-148836
        Form 10-KSB for Fiscal Year Ended December 31, 2007, filed April 15, 2008
        Form 10-Q for Quarterly Period Ended March 31, 2008, filed May 20, 2008
        File Number 0-52675

Dear Mr. Lekach:

        We have the following comments on your filing. Where indicated, we think you should
revise your document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as
detailed as necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 8,353,000 of shares. Given the size relative to
   the number of shares outstanding held by non-affiliates, the nature of the offering and the
   selling security holders, the transaction appears to be a primary offering. Because you are
   not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a
   primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Risk Factors

2. Please discuss in detail in this risk factor section the fact that you have determined that you have ineffective disclosure controls and internal controls over financial reporting.

3. Please ensure that all material risks are disclosed in this registration statement, including, for example, the risk factors you have included in Form 10-Q for the quarterly period ended March 31, 2008.

Recent Financing, page 20

4. As we requested in the last two sentences of comment number three of our letter dated February 22, 2008, please add disclosure about provisions in the December and the February notes that could result in a change in the price per share.

5. In the market discount tables on page 23, the market price per share of securities on the date of sale for the December 2007 convertible note of $1.10 appears to be inconsistent with the reported closing stock price of $1.80. Please reconcile.

6. The number of outstanding shares before the convertible note transaction appears to include shares held by affiliates. See the first bullet in prior comment seven and revise.

7. We note the sale of equity securities at $.75 per share. This issuance would appear to adjust the warrant exercise price. Please revise or explain.

8. The risk factors section indicates that interest may be paid in stock rather than cash. Please disclose the principal terms of this feature.

9. As appropriate, please revise the summary section for changes made to this section.

Business, page 25

10. We note your response to comment number 26 of our letter dated February 22, 2008 that you have removed the section entitled "Regulation" on page 19 of your initial filing. Please tell us why no disclosure is required under Regulation S-K, Items 101(h)(4)(viii) and (ix), or revise.

Corporate History, page 25

11. We reissue comment number 17 of our letter dated February 22, 2008.

12. We reissue, in part, comment number 18 of our letter dated February 22, 2008. Please disclose the contacts and the dates of the contacts relating or leading to the acquisition of ADRE. Also, disclose and quantify the total remuneration received or to be received by the Guilford Services, Inc. in connection with the combination. You have references, in the last paragraph of this section, on page 26, that it received 353,000 unregistered shares of common stock "as part of a referral fee."

13. We reissue comment number 20 of our letter dated February 22, 2008. It stated:

> Please disclose the method of determining the terms of the acquisition, including the manner of valuing ADRE and determining the shares held by the former Basic Services shareholders after the combination.

Certain Relationships, page 39

14. Please provide Item 404 information for Basic Services prior to the acquisition of Adrenalina, as previously requested. In your response, please provide the promoter information required by that item.

Exhibits

15. We reissue comment 46 of our letter dated February 26, 2008 for the agreement with Gilford Securities.

Unaudited Financial Statements for the period ended March 31, 2008

Unaudited Notes to the Consolidated Financial Statements

Note 7 – Long-term Debt, F-42

16. Please provide a detailed discussion and state the assumptions utilized to determine the $407,000 and $245,000 beneficial conversion feature related to the $2,500,000 and $3,000,000 convertible debt issued in February 2008 and December 2007, respectively. Please note that the beneficial conversion feature would be valued as the difference between the effective conversion price (computed by dividing the relative fair value allocated to the convertible debt by the number of shares the debt is convertible into) and the fair value of the common stock multiplied by the number of shares into which the debt may be converted. Please advise and revise your disclosure to clarify.

Other Exchange Act Reports

17. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Marc J. Ross, Esq.
        By facsimile to (212) 930-9725